SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549
Form N-8A
NOTIFICATION OF REGISTRATION FILED PURSUANT TO
SECTION 8(a) OF THE INVESTMENT COMPANY ACT OF 1940
The undersigned investment company hereby notifies the Securities and Exchange Commission that it registers under and pursuant to the provisions of Section 8(a) of the Investment Company Act of 1940, as amended, and in connection with such notification of registration submits the following information:
Name:	Hedge Fund Guided Portfolio Solution
Address of Principal Business Office:

c/o Grosvenor Capital Management, L.P. 900 North Michigan Avenue Suite 1100 Chicago, IL 60611 Telephone Number: (312) 506-6500
Name and Address of Agent for Service of Process:
Girish S. Kashyap Grosvenor Capital Management, L.P. 900 North Michigan Avenue Suite 1100 Chicago, IL 60611
Check Appropriate Box:
         Registrant is filing a Registration Statement pursuant to Section 8(b) of the Investment Company Act of 1940 concurrently with the filing of Form N-8A:
 YES      [X]            NO [  ]

SIGNATURE
         Pursuant to the requirements of the Investment Company Act of 1940, as amended, the Registrant has caused this Notification of Registration to be duly signed on its behalf in the City of Chicago and the State of Illinois on the 25th day of April, 2018.

Hedge Fund Guided Portfolio Solution

By:	/s/ Scott J. Lederman Scott J. Lederman Chief Executive Officer and President

Attest:	/s/ Girish S. Kashyap Girish S. Kashyap Chief Legal Officer, Vice President and Secretary